SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2024 (Report No. 3)

Commission File Number

001-40554

Eco Wave Power Global AB (publ)

(Translation of registrant’s name into English)

52 Derech Menachem Begin St.

Tel Aviv – Yafo, Israel 6713701

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

On December 10, 2024, Eco Wave Power Global AB (publ) (the “Company”) entered into a definitive securities purchase agreement (the “Purchase Agreement”) with a single institutional investor (the “Purchaser”) to purchase: (i) 291,000 of the Company’s American Depositary Shares (the “ADSs”) representing 2,328,000 common shares, no par value (the “Common Shares”), at a purchase price of $10.00 per ADS in a registered direct offering (the “Offering”); and (ii) pre-funded warrants to acquire up to 9,000 ADSs (the “Pre-Funded Warrants”), representing 72,000 Common Shares, at a purchase price of $9.9999 per Pre-Funded Warrant. The total gross proceeds to the Company from the Offering will total approximately $3.0 million. The closing of the sale of the ADSs is expected to occur on or about December 12, 2024, subject to the satisfaction of customary closing conditions.

The Pre-Funded Warrants were sold to the Purchaser, whose purchase of Common Shares in the Offering would otherwise have resulted in the Purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or 9.99% at the election of the Purchaser, prior to the issuance of any Pre-Funded Warrants) of the outstanding share capital of the Company following the consummation of the Offering. Each Pre-Funded Warrant represents the right to purchase one ADS at an exercise price of $0.0001 per ADS. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until the Pre-Funded Warrants are exercised in full (subject to the beneficial ownership limitation described above).

Pursuant to the Purchase Agreement, the Company has agreed not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ADSs, Common Shares or Common Share equivalents, or file any registration statement or any amendment or supplement thereto, other than the prospectus supplement or filing a registration statement on Form S-8 in connection with any employee benefit plan, for a period of ninety (90) days following the closing of the Offering, subject to certain customary exceptions.

The Company also entered into a letter agreement (the “Placement Agency Agreement”) with Maxim Group LLC (the “Placement Agent), dated December 10, 2024, pursuant to which the Placement Agent agreed to serve as the placement agent for the Company in connection with the Offering. The Company agreed to pay the Placement Agent a cash placement fee up to 7.0% of the gross proceeds received for the ADSs in the Offering. The Company has also agreed to reimburse the Placement Agent for certain fees and disbursements incurred by them in connection with the Offering in an amount of up to $35,000.

The ADSs and the Pre-Funded Warrants in the Offering were offered pursuant to a prospectus supplement dated as of December 10, 2024, which will be filed with the Securities and Exchange Commission, or the SEC, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333- 275728), which became effective on December 6, 2023. This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the ADSs or the Pre-Funded Warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Company’s press release containing additional details concerning the Offering is filed as Exhibit 99.1 hereto. Copies of the forms of Pre-Funded Warrants and Purchase Agreement and the Placement Agency Agreement are filed as Exhibits 4.1, 10.1 and 10.2, respectively, to this Form 6-K and are incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits.

This Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (Registration Nos. 333-275728 and 333-282101), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Copies of the opinions of Setterwalls Advokatbyrå AB and Sullivan & Worcester LLP relating to the legality of the issuance and sale of the Common Shares underlying the ADSs and the Pre-Funded Warrants, respectively, are attached as Exhibits 5.1 and 5.2 hereto.

Warning Concerning Forward Looking Statements

This Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Words such as “expects,” “anticipates,” “intends,” "plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements in this Form 6-K when it discusses expected timing of the closing of the Offering. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of the Company’s could differ materially from those described in or implied by the statements in this Report.

The forward-looking statements contained or implied in this Form 6-K are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F filed with the SEC on March 28, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this Form 6-K. The Company is not responsible for the contents of third party websites.

Exhibit No.	Description
4.1	Form of Pre-Funded Warrant.
5.1	Opinion of Setterwalls Advokatbyrå AB, Swedish counsel to Eco Wave Power Global AB (publ).
5.2	Opinion of Sullivan & Worcester LLP.
10.1	Form of Securities Purchase Agreement.
10.2	Placement Agency Agreement dated December 10, 2024.
23.1	Consent of Setterwalls Advokatbyrå AB (included in Exhibit 5.1).
23.2	Consent of Sullivan & Worcester LLP (included in Exhibit 5.2).
99.1	Press Release issued by Eco Wave Power Global AB (publ) on December 10, 2024, titled “Eco Wave Power Announces Pricing of $3.0 Million Registered Direct Offering to Propel Commercial-Scale Wave Energy Deployment.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eco Wave Power Global AB (publ)

By:	/s/ Aharon Yehuda
Aharon Yehuda
Chief Financial Officer

Date: December 11, 2024

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